

June 19, 2015

John Weinhardt
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re:** **Unique Fabricating, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 5, 2015**
> **File No. 333-200072**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2015 letter.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 29

1. Please provide pro forma condensed consolidated financial information for the interim period ended March 29, 2015. Refer to Rule 11-02(c) of Regulation S-X.

2. We note your revised disclosure in response to our prior comment 5 and that you have included 1,459 shares representing the impact of offering proceeds used to repay the 16% senior subordinated note within your calculation of pro forma basic and diluted weighted average shares outstanding. However, based upon the net proceeds of $14.38 million you will receive from the offering, it appears approximately 91.3% will be used to repay the $13.13 million outstanding balance of the 16% senior subordinate note. In this regard, it appears 1,712 shares should be reflected as the number of shares whose proceeds will be used for debt repayment purposes. Please advise or revise your calculation accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

Investing Activities, page 43

3. We note your disclosure on page 43 that construction of a new facility was completed in April 2015 and your disclosure on page 60 that the construction was "substantially completed" in April 2015. Please revise for consistency or advise.

Plan of Distribution; Underwriting, page 84

4. Please clarify as to whether National Securities Corporation is acting as an underwriter in this offering. In this regard, we note that National Securities Corporation no longer serves as your qualified independent underwriter and that Roth Capital Partners will be serving as the qualified independent underwriter. We further note that National Securities Corporation is not listed as an underwriter on the cover page, but is discussed here. Please advise.

Underwriter Warrants, page 85

5. We note your response to our prior comment 8. Please clarify that the Underwriter Warrants are not part of the registered offering.

Unaudited Interim financial statements, page F-2

Consolidated Statement Statements of Cash Flows, page F-5

6. Reference is made to the caption "Acquisition of Unique Fabricating, net of cash acquired" under cash flows from investing activities for which you recorded $(755,018) and $(168,633), respectively for the twelve weeks ended March 29, 2015 and thirteen weeks ended March 30, 2014. Please explain to us the nature of such amounts and why you believe it is appropriate to reflect the related cash outflows within investing activities when the acquisition occurred in fiscal 2013. As part of your response, please tell us how you considered the guidance in ASC 230-10-45-13.

Note 2 – Business Combinations, page F-11

7. Please remove the pro forma supplementary information for the twelve weeks ended March 29, 2015 as the acquisition occurred in February 2014. Refer to the guidance in ASC 805-10-50-2.h.3.

8. We note that the pro forma net sales and net income for the thirteen weeks ended March 30, 2014 was $29,273,090 and $885,775, respectively, relative to historical net sales and net income of $29,116,713 and $461,730, respectively. In light of the fact that pro forma net income increased significantly more than pro forma net sales, please tell us and disclose the nature and amount of any material, nonrecurring pro forma adjustments

directly attributable to the business combination included in pro forma net sales and earnings. Refer to ASC 805-10-50-2.h.4.

Note 11 – Income Taxes, page F-46

9. Please revise your income tax footnote to include the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Ira A. Rosenberg
        Sills Cummis & Gross, P.C.